UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2007.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [    ]    Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  [    ]    No  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  [    ]    No  [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  [    ]    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

TABLE OF CONTENTS

Exhibits
99.1	Paladin and Labopharm Launch TRIDURAL™ Once-Daily Tramadol Product in Canada

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: September 17, 2007	By:	/s/ Lynda Covello
	Name:	Ms. Lynda Covello
	Title:	General Counsel and Corporate Secretary

Exhibit 99.1

FOR IMMEDIATE RELEASE

PALADIN AND LABOPHARM LAUNCH TRIDURAL™ ONCE-

DAILY TRAMADOL PRODUCT IN CANADA

– Tridural™ Provides New Option for the Treatment of Pain in Canada –

MONTREAL, Québec and LAVAL, Québec (September 17, 2007) – Paladin Labs Inc. (TSX:PLB) and Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced the Canadian launch of Tridural™ once-daily tramadol product. Tridural™ is a unique treatment option developed as a first-line therapy for adult patients with moderate pain who require treatment for several days or more that provides 24-hour pain relief from a single tablet taken once-daily.

Tridural™ is based on Labopharm’s proprietary controlled-release technology, Contramid®, and a novel dual matrix delivery system that facilitates both rapid and sustained drug release, maintaining therapeutic blood levels of tramadol for a full 24-hour period. Tridural™ offers physicians and patients greater treatment flexibility based on its relatively rapid two-day titration schedule, which could help patients reach their optimum daily dose faster than any other approved once-daily tramadol product and quickly achieve effective pain relief. In addition, Tridural™ has a demonstrated safety profile based on clinical trial experience of more than 2,400 patients globally and almost two years of commercial experience. As a tramadol product, Tridural™ provides pain relief through its action at three sites related to analgesic activity: the µ–opioid receptor, the serotonin receptor, and the norepinephrine receptor.

“The largest component of the pain market is composed of patients with persistent, moderate pain. Tridural™ is a new treatment option that specifically addresses this large group. Based on our market research, Tridural™ has some unique advantages over its competitors. We are excited to launch Tridural™ to the benefit of Canadian patients,” said Jonathan Ross Goodman, President and Chief Executive Officer of Paladin Labs Inc.

“Tridural™’s competitive strengths – full 24-hour pain relief, titration flexibility and demonstrated safety profile – are directly attributable to Labopharm’s Contramid® technology, which was developed to optimize the performance of existing drug products,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc. “As a Contramid® technology-based product, Tridural™ will be significantly differentiated in the marketplace.”

About Pain

Acute pain is usually of short duration, results from tissue damage due to an injury or surgery and serves as a protective mechanism. When tissue is damaged, free nerve endings in the skin send signals to the brain via the spinal cord. Chronic pain is defined as pain that persists over three months. Chronic pain can be intermittent (occurs in a pattern) or persistent (lasting more than 12 hours daily) and can be considered a disease itself. Chronic pain can result from a known cause, such as arthritis, or from abnormal processing of pain by the nervous system as in the case of fibromyalgia. According to IMS Canada, in 2006 the Canadian prescription pain market was $800 million and reached almost 26 million prescriptions. It is estimated that one in five Canadians have chronic pain that interferes with their quality of life and productivity.

About Labopharm’s Once-Daily Tramadol Product

Labopharm’s once-daily tramadol product is based on the Company’s proprietary Contramid® technology and provides a dual matrix delivery system allowing both rapid and sustained drug release that maintains blood levels within the therapeutic range providing a full 24 hours of pain relief. The Company believes that maintaining drug concentrations within the therapeutic range could have the advantage of fewer and less severe side effects while maintaining efficacy. Under its global commercialization program, Labopharm’s once-daily tramadol product has been approved in 28 countries and a global product launch is underway.

About Tramadol

Tramadol is a centrally acting analgesic for the treatment of moderate to severe pain. Tramadol has a 30-year history of efficacy and safety and is currently marketed in more than 70 countries worldwide, primarily in formulations that require multiple doses per day. Studies have shown that tramadol provides relief from both acute and chronic pain conditions, including osteoarthritis pain, low back pain, cancer pain, post-operative pain and dental pain. Tramadol avoids the potentially serious side effects such as gastrointestinal bleeding that may be caused by NSAIDs and the potential cardiovascular events recently attributed to COX-2 inhibitors. Compared to stronger opioids, tramadol has, in clinical studies, demonstrated a lower incidence of major side effects, such as respiratory depression.

About Paladin Labs Inc.

Paladin Labs Inc., headquartered in Montreal, Canada, is a specialty pharmaceutical company focused on acquiring or in-licensing innovative pharmaceutical products for the Canadian market. With this strategy, a focused national sales team and proven marketing expertise, Paladin has evolved into one of Canada’s leading specialty pharmaceutical companies. For more information, please visit the Company’s web site at www.paladinlabs.com.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company’s lead product, a unique once-daily formulation of tramadol, is being commercially launched in key markets globally. The Company has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm’s vision is to become a fully integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The Companies consider the assumptions on which these forward-looking statements are based to be reasonable at the time they were prepared, but caution that these assumptions regarding the future events, many of which are beyond the control of the Companies and their subsidiaries, may ultimately prove to be incorrect. Factors and risks, which could cause actual results to differ materially from current expectations, are discussed in the annual reports, as well as in the Companies’ Annual Information Forms for the year ended December 31, 2006. The Companies disclaim any intention or obligation to update or revise any forward-looking statements whether a result of new information, future events, or except as required by law. For additional information on risks and uncertainties relating to these forward-looking statements, investors should consult the Companies’ ongoing quarterly filings, annual reports and Annual Information Forms and other filings found on SEDAR at www.sedar.com.

For more information, please contact:

At Paladin Labs Inc.	At Labopharm Inc.
Samira Sakhia	Mark D’Souza
Chief Financial Officer	Chief Financial Officer
514-340-5067	Tel: (450) 686-0207
514-344-4675 (FAX)
info@paladin-labs.com	At The Equicom Group
www.paladinlabs.com	Jason Hogan
Media and Investor Relations
Tel: (416) 815-0700
jhogan@equicomgroup.com

French:
Éric Bouchard
Tel: (514) 844-7997
ebouchard@equicomgroup.com